Via Facsimile and U.S. Mail
Mail Stop 6010

August 29, 2008

Joseph W. Simon
Chief Financial Officer
Financial Security Assurance Holdings Ltd
31 West 52nd Street
New York, New York 10019

Re: Financial Security Assurance Holdings Ltd
          Form 10-K for the Fiscal Year Ended December 31, 2007
          Filed March 20, 2008
          Form 10-Q for the Quarterly Period Ended June 30, 2008
          Filed August 14, 2008
          File Number: 001-12644

Dear Mr. Simon:

        We have reviewed your August 1, 2008 response to our July 3, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

2. Summary of Significant Accounting Policies
Revisions, page 135

1.   Please refer to your response to comment three. Please clarify how the total $45 million loss reflected in net realized and unrealized gain (loss) on derivatives and the $12.2 million gain reflected in foreign currency gain (loss) from FP segment recorded in 2007 is reflected in your SAB 99 analysis.

20. Segment Reporting, page 169

2.   Please refer to your response to comment five. Please tell us the financial measures or ratios used by the chief operating decision maker to evaluate the

financial performance of the operating segments. Provide us with a summary of the kind of data that was provided to the chief operating decision maker for the 2007 fiscal year and through the current interim period. Please clarify whether the key business measures are used by the chief operating decision maker to evaluate performance, particularly for credit default swaps.

Form 10-Q for the quarterly period ended June 30, 2008

3. Fair Value Measurement
Credit Default Swap Contracts, page 13

Fair Value of CDS Contracts in which the Company Sells Protection, page 14

Determination of Current Exit Value Premium, page 14

3.   You disclose that one of the factors in developing your estimate of the current exit value premium is the level at which the deductible has been set. Please explain what the deductible represents.

4.   Please revise your disclosure to clarify how you determined the amount for the non-collateral posting factor of 50%. Please clarify how you factored your own observable credit spread into the determination of the 50%.

Pooled Corporate CDS Contracts, page 14

5.   Please revise your disclosure to clarify how the company calibrated the quoted index price to the approximate attachment points for its individual CDS contracts in order to derive the appropriate value.

Investment-Grade Pooled Corporate CDS Contracts, page 15

6.   Please revise your disclosure to clarify how the company determines which series most closely relate to the credit characteristics of the CDS contracts.

7.   Please revise your disclosure to discuss the procedures that your Transaction Oversight Department performs when reviewing the pooled corporate CDS portfolio to ensure that the attachment point for each contract is accurate as of the end of each quarterly reporting period.

8.   Please revise your disclosure to clarify what a "super senior" credit rating represents.

High-Yield Pooled Corporate CDS Contracts, page 16

9.   Please revise your disclosure to clarify how you determine the average of the
        dealer prices obtained for the most senior quoted tranches and tell us why mid-
        market price of the index is not used.

10.   Please revise your disclosure to clarify how you determine the calibration factor.

11.   Please revise your disclosure to clarify how the company determines which series
        most closely relate to the credit characteristics of the CDS contracts.

CDS of Funded CDOs and CLOs, page 16

12.   Please revise your disclosure to clarify whether the 175 bps Triple A CLO rate is
        used to determine a spread for all Triple-A rated contracts. If this is the case,
        please explain to us why it is appropriate to price all of the Triple-A contracts the
        same.

13.   Please revise your disclosure to clarify how you determined the amount for the
        credit component factor of 50%. Please explain to us why the percentage does
        not vary by contract.

14.   We note on page 12 of the 2007 10-K that you value CDS contracts in a
        hypothetical market where the market participants include other monoline
        financial guarantee insurers that have similar credit ratings or spreads. In order to
        determine fair value of these CDS contracts management considers current prices
        charged for similar agreements.

        Our understanding is that the transaction price for the credit derivatives you write
        directly to your mortgage-backed security or bond issuer customers differs from
        the transaction price you would pay for the credit derivatives you purchase from
        reinsurers generally by the amount of a ceding commission. That is, a credit
        derivative written by yourself to a mortgage-backed security or bond issuer
        includes a specific contractual premium which you considered sufficient to
        reimburse you for the risk accepted, plus the costs of obtaining the business etc.
        We further understand that when a financial guarantor insurance company
        purchases "reinsurance" on a CDS from a reinsurance company (obtains
        reinsurance), generally there is a ceding commission (payment back to the ceding
        company) that is approximately 30% of the contractual premium on the ceded
        policy. Thus, on a cash flow basis, the insurance company purchasing the
        reinsurance on a CDS generally will only have to pay the reinsurer approximately
        70% of the premium that would be charged by the direct writer of the underlying
        policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition if fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company in a market more akin to the reinsurance market is more reflective of the exit market for the company's CDS contracts.

15. Since you engage in the practice of purchasing CDS (acquiring reinsurance on CDS contracts), please advise the staff whether you included the ceding commission in the determination of the fair value of such contracts before the adoption of SFAS 157. Regarding your adoption of SFAS 157, tell us whether you consider yourself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract.

16. We note that you have a transition adjustment in connection with the adoption of SFAS 157, which relates to day one gains that had been deferred under EITF 02-03. Please tell us what the day one gains relate to and your basis for recording them under GAAP.

17. Please tell us and disclose if the price you charge when entering into a CDS contract differs from the fair value determined by your CDS fair value model at the time when you enter into the contract.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Guaranty Segment

Fair Value of Credit Derivatives, page 64

18.   Please revise your disclosure to clarify how you determine the discount rate used
        to calculate the present value of future premiums to be received.

Credit Default Swaps, page 67

19.   We note your response to comment seven and your revised disclosures. For your
        sensitivity analysis, please revise your proposed disclosure to clarify whether the
        changes shown are reasonably likely scenarios and how they were determined to
        be reasonably likely. If they are not reasonably likely changes, then revise the
        disclosure to include what the reasonably likely changes would be. In addition,
        on page 13 you disclose that the credit spread attributable to the company's own
        credit risk is also a significant assumption. Therefore, please explain to us why
        you did not include the company's own credit spread in addition to market credit
        spread in the sensitivity analysis.

Taxes, page 85

20.   Please refer to your response to comment four and your revised disclosures.
        Please revise your disclosures to include the weight given to the various positive
        and negative factors. Please also disclose the status of the federal income tax
        treatment of credit default swaps, whether it is a settled or unsettled area of tax
        law, and the possible range of outcomes that may result due to this uncertainty.

FSA's Liquidity, page 89

21.   Please refer to your response to comment one and your revised disclosures.
        Please clarify the percentage of your CDS obligations that are synthetic CDOs.

Non-GAAP Measures, page 103

22.   Please refer to your response to comment two and your revised disclosures. Your
        disclosure does not appear to fully address the disclosure necessary to justify
        inclusion of operating earnings and adjusted book value as performance measures
        under FAQ 8 of the June 2003 Frequently Asked Questions Regarding the Use of
        Non-GAAP Financial Measures. Please revise your disclosure to address the
        following:
        a) Specifically describe how management uses this measure to analyze its
           business such as use of it in monthly financial reporting and inclusion in the
           budgeting and financial analysis processes.

    b) Describe the quantitative significance of cash bonuses and equity compensation paid to management's total compensation package. Please clarify how operating earnings are used in the determination of compensation.

    c) Describe specifically why use of these non-GAAP measures is informative to the investor and clarify why it makes it easier to analyze the company's underlying business performance, particularly when such measures may not be comparable with operating earnings and adjusted book value of companies.

* * * *

      Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

      You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief
              Accountant